August 1, 2023

VIA EDGAR

Mr. Eric McPhee
Mr. Wilson Lee
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New York Mortgage Trust, Inc.
Form 10-K for the year ended December 31, 2022
File No. 001-322116

Dear Mr. McPhee and Mr. Lee:

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 19, 2023.

For convenience of reference, the comment contained in your July 19, 2023 letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company.

Mr. Eric McPhee
Mr. Wilson Lee
United States Securities and Exchange Commission
August 1, 2023

Form 10-K for the year ended December 31, 2022

Consolidated Statements of Operations, page F-6

1.We note your October 13, 2022 response to comment 2 from our comment letter dated September 29, 2022, which indicates that you would present rental income and other real estate income as separate categories of revenue and present interest expense, mortgages payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues from real estate in your Consolidated Statements of Operations for the year ended December 31, 2022, but it appears that you have instead presented these revenue and expense items as components of Non-Interest (Loss) Income and General, Administrative and Operating Expenses, respectively, as proposed in your September 19, 2022 response letter. Please tell us what consideration you gave to presenting rental income and other real estate income as separate categories of revenue and presenting interest expense, mortgage payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to revenues. Reference is made to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

RESPONSE:

The Company acknowledges and understands the requirements of Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X to present each prescribed class of gross revenues and each prescribed class of costs and expenses applicable to revenues separately in a consolidated statement of comprehensive income.

In response to the Staff’s comment, upon further consideration, the Company will revise its disclosures in future filings beginning with the Condensed Consolidated Statements of Operations in the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023 in the format shown on the following page. The revision will include presentation of total net loss from real estate with separate income from real estate categories for rental income and other real estate income and interest expense, mortgages payable on real estate, depreciation and amortization, and other real estate expenses as separate categories of costs and expenses applicable to income from real estate.

Mr. Eric McPhee
Mr. Wilson Lee
United States Securities and Exchange Commission
August 1, 2023

NEW YORK MORTGAGE TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	For the Years Ended December 31,
	2022	2021	2020
NET INTEREST INCOME:
Interest income	$258,388	$206,866	$350,161
Interest expense	129,419	79,284	223,068
Total net interest income	128,969	127,582	127,093

NET LOSS FROM REAL ESTATE:
Rental income	126,293	14,303	408
Other real estate income	15,363	927	11
Total income from real estate	141,656	15,230	419
Interest expense, mortgages payable on real estate	56,011	3,964	—
Depreciation and amortization	126,824	19,250	386
Other real estate expenses	72,400	9,599	377
Total expenses related to real estate	255,235	32,813	763
Total net loss from real estate	(113,579)	(17,583)	(344)

NON-INTEREST (LOSS) INCOME:
Realized gains (losses), net	27,549	21,451	(148,058)
Realized loss on de-consolidation of Consolidated K-Series	—	—	(54,118)
Unrealized (losses) gains, net	(321,081)	95,649	(160,161)
Income from equity investments	15,074	33,896	26,670
Impairment of goodwill	—	—	(25,222)
Other income	16,289	5,515	678
Total non-interest (loss) income	(262,169)	156,511	(360,211)

GENERAL, ADMINISTRATIVE AND OPERATING EXPENSES:
General and administrative expenses	52,440	48,908	42,228
Portfolio operating expenses	40,888	26,668	11,572
Total general, administrative and operating expenses	93,328	75,576	53,800

(LOSS) INCOME FROM OPERATIONS BEFORE INCOME TAXES	(340,107)	190,934	(287,262)
Income tax expense	542	2,458	981

NET (LOSS) INCOME	(340,649)	188,476	(288,243)
Net loss (income) attributable to non-controlling interests	42,044	4,724	(267)
NET (LOSS) INCOME ATTRIBUTABLE TO COMPANY	(298,605)	193,200	(288,510)
Preferred stock dividends	(41,972)	(42,859)	(41,186)
Preferred stock redemption charge	—	(6,165)	—
NET (LOSS) INCOME ATTRIBUTABLE TO COMPANY'S COMMON STOCKHOLDERS	$(340,577)	$144,176	$(329,696)

Basic (loss) earnings per common share	$(0.90)	$0.38	$(0.89)
Diluted (loss) earnings per common share	$(0.90)	$0.38	$(0.89)
Weighted average shares outstanding-basic	377,287	379,232	371,004
Weighted average shares outstanding-diluted	377,287	380,968	371,004

Mr. Eric McPhee
Mr. Wilson Lee
United States Securities and Exchange Commission
August 1, 2023

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 792-0107.

Sincerely,

By:	/s/ Kristine R. Nario-Eng
Kristine R. Nario-Eng
Chief Financial Officer

cc:	Jason T. Serrano, Chief Executive Officer
Christopher C. Green, Vinson & Elkins L.L.P.